# Icebrkr

## BALANCE SHEET

### As of December 31, 2018

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| TD BUSINESS CONVENIENCE PLUS (6030) | 6,087.03 |
| **Total Bank Accounts** | **$6,087.03** |
| **Total Current Assets** | **$6,087.03** |
| **TOTAL ASSETS** | **$6,087.03** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Long-Term Liabilities | |
| Notes payable | 81,866.47 |
| **Total Long-Term Liabilities** | **$81,866.47** |
| **Total Liabilities** | **$81,866.47** |
| Equity | |
| Opening Balance Equity | 0.00 |
| Retained Earnings | -7,638.65 |
| Net Income | -68,140.79 |
| **Total Equity** | **$ -75,779.44** |
| **TOTAL LIABILITIES AND EQUITY** | **$6,087.03** |